[DATARAM LOGO]



                                    DATARAM CORPORATION



                                    2011 ANNUAL REPORT





















Table of Contents
1  President's Letter

3  Management's Discussion and Analysis
   of Financial Condition and Results
   of Operations

16  Financial Review

20 Selected Financial Data








[PICTURE OF JOHN FREEMAN]

President's Letter

To Our Shareholders:

Two years ago, I outlined our growth and diversification strategy for the Company and the initiatives we put in place to implement that strategy. I am pleased to report on our growth, progress and future plans.

We continued the implementation of our new go to market corporate strategy instituted last fiscal year. As I stated last year, we changed our traditional direct sales model. We focused a direct sales team on selling solutions within industry verticals, opened web based e-sales, created an inside sales team and increased our investment in our partner strategy. We now have implemented Alliance Partners for corporations, Reseller and Distributor Partners, Government Partners and Individual Partners. Each of these changes made contributions to our growth.

In fiscal 2011, our memory solutions business grew by 6 percent to $46.8 million and we posted our second consecutive year of growth after five years of negative growth. This business is now operating profitably.

On March 31, 2009, we acquired certain assets of Micro Memory Bank, Inc.
(MMB), a prominent memory module company offering legacy to advanced solutions in laptop, desktop and server memory products. Both MMB and the traditional Dataram memory business have benefited from leveraging each other's skills, strategies, marketing, sales, engineering and purchasing resources.

During fiscal 2011, we continued our integration of MMB and our traditional memory business. In March, 2011, we completed the consolidation of our two manufacturing facilities and reduced our expenses by approximately $1.2 million annually as a result.

In fiscal 2010, we developed and launched a new corporate website incorporating new features, functions, content, and branding which reflects and supports our new corporate mission and strategy.

The website's interactive e-commerce capabilities generated business leads and sales representing over $1.7 million in revenues in fiscal 2011 compared to approximately $1.0 million last year. Revenues generated through the website are continuing to grow and are trending towards an annualized run rate exceeding $2.0 million.

In fiscal 2011, we incorporated a quote and order application to facilitate ease of quotation and order placement and further strengthen our business relationship with our premier channel partners and select enterprise clients.

During fiscal 2011, we continued to make significant investments in the development of our XcelaSAN product line. XcelaSAN is a unique intelligent Storage Area Network (SAN) optimization solution that delivers substantive application performance improvement to applications such as Oracle, SQL and VMware. XcelaSAN augments existing storage systems by transparently applying intelligent caching algorithms that serve the most active block-level data from high-speed storage, creating an intelligent, virtual solid state SAN. This breakthrough solution allows organizations to dramatically increase the performance of their business-critical applications without the costly hardware upgrades or over-provisioning of storage typically found in current solutions for increased performance.
                                          3




Our development team has successfully incorporated high availability functionality into the product software and the first generation product is now available for sale. The product is currently installed and being evaluated for purchase at selected customer sites. XcelaSAN continues to provide significant performance improvements over traditional solutions at dramatically less cost.

Many clients are reconsidering traditional computing paradigms requiring major technology refreshes every several years. Instead we have seen our clients seek out solutions which optimize the performance and extend the useful life of existing IT assets. By doing so, our clients realize substantial reductions in computing costs, eliminate business risks associated with the introduction of new technology, and avoid substantial resource overhead required to implement these new IT assets. We believe the timing of introducing XcelaSAN into the market is ideal as it provides exponential optimization of storage assets while also extending their useful life. In addition, as our clients deploy "tiered" storage architectures designed to store data in the most logical and economical repository, XcelaSAN represents a critical component in leveraging and supporting that strategy.

We have completed the formation of a dedicated XcelaSAN lead generation and sales team.

In May, 2011, we secured the financing we believe necessary to sustain the Company through the period of the product launch.

We will continue to execute our new strategy and leverage the investments we have made in sales, marketing and new product development to increase our growth and profits in our memory solutions and XcelaSAN storage businesses. These investments have also set the stage for Dataram to provide more solutions and optimization benefits to our clients as we continue to diversify and create a stronger foundation for growth.

On behalf of the Company's Board of Directors and management team, I would like to thank our shareholders for their continued support and our employees for their hard work and dedication.

July 17, 2011



John H. Freeman
President and Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Overview

Dataram Corporation ("the Company") is a developer, manufacturer and marketer of large capacity memory products primarily used in high-performance network servers and workstations. The Company provides customized memory solutions for original equipment manufacturers ("OEMs") and compatible memory for leading brands including Dell, HP, IBM and Sun Microsystems. Additionally, the Company manufactures a line of memory products for Intel and AMD motherboard based servers. The Company is also a developer, manufacturer and marketer of a line of high performance storage caching products.

The Company's products are sold worldwide to OEMs, distributors, value-added resellers and end-users. The Company has a manufacturing facility in the United States with sales offices in the United States, Europe and Japan.

The Company is an independent memory manufacturer specializing in high-capacity memory and competes with several other large independent memory manufacturers as well as the OEMs mentioned above. The primary raw material used in producing memory boards is dynamic random access memory
(DRAM) chips. The purchase cost of DRAMs is the largest single component of the total cost of a finished memory board. Consequently, average selling prices for computer memory boards are significantly dependent on the pricing and availability of DRAM chips.

On March 31, 2009, the Company acquired certain assets of Micro Memory Bank, Inc. ("MMB"), a privately held corporation. MMB is a manufacturer of legacy to advanced solutions in laptop, desktop and server memory products. The acquisition expanded the Company's memory product offerings and routes to market. The results of operations of MMB for the period from the acquisition date through April 30, 2011 have been included in the consolidated results of operations of the Company.

Results of Operations

The following table sets forth consolidated operating data expressed as a percentage of revenues for the periods indicated.


Years Ended April 30,                   2011       2010      2009
_________________________________________________________________

Revenues                               100.0%     100.0%    100.0%

Cost of sales                           76.4       73.6      67.4
                                       _____      _____     _____

Gross profit                            23.6       26.4      32.6

Engineering                              2.2        2.3       4.7

Research and development                 4.0        9.7       5.9

Selling, general and administrative     26.4       30.3      42.7
                                       _____      _____     _____

Loss from operations                    (9.0)     (15.9)    (20.7)

Other income (expense), net             (0.9)      (0.3)      0.9
                                       _____      _____     _____

Loss before income tax
 expense (benefit)                      (9.9)     (16.2)    (19.8)

Income tax expense (benefit)             0.0        8.2      (7.7)
                                       _____      _____     _____

Net loss                                (9.9)     (24.4)    (12.1)
                                       =====      =====     =====


Fiscal 2011 Compared With Fiscal 2010

Revenues for fiscal 2011 were $46.8 million compared to $44.0 million in fiscal 2010. The Company's revenues increased by approximately 6% in fiscal 2011 versus fiscal 2010.

Revenues for the fiscal years ended April 30, 2011 and 2010 by geographic region were:
                                           Year ended           Year ended
                                         April 30, 2011       April 30, 2010
                                       ________________     ________________
United States                          $     37,400,000    $      36,410,000
Europe                                        6,481,000            5,055,000
Other (principally Asia Pacific Region)       2,966,000            2,555,000
                                       ________________     ________________
Consolidated                           $     46,847,000    $      44,020,000
                                       ================     ================



Cost of sales was $35.8 million in fiscal 2011 or 76.4 percent of revenues compared to $32.4 million or 73.6 percent of revenues in fiscal 2010. Management expects that cost of sales as a percentage of revenue will generally be approximately 75%. Fluctuations either up or down of 3% or less are not unusual and can result from many factors, some of which are rapid changes in the price of DRAMs, a change in product mix possibly resulting from a large order or series of orders for a particular product or a change in customer mix.

Engineering expenses in each of fiscal 2011 and fiscal 2010 were $1.0 million.

Research and development expenses in fiscal 2011 were $1.9 million, versus $4.3 million in fiscal 2010. Research and development expense includes payroll, employee benefits, stock-based compensation expense and other headcount-related expenses associated with product development. Research and development expense also includes third-party development and programming costs. In the first quarter of fiscal 2009, the Company implemented a strategy to introduce new and complementary products into its offerings portfolio. The Company is currently focusing on the development of a line of high-performance storage caching products ("XcelaSAN"). XcelaSAN is a unique intelligent Storage Area Network ("SAN") optimization solution that delivers substantive application performance improvement to applications such as Oracle, SQL and VMware. XcelaSAN augments existing storage systems by transparently applying intelligent caching algorithms that serve the most active block-level data from high-speed storage, creating an intelligent, virtual solid state SAN. As part of that strategy, in January 2009, the Company entered into a software purchase and license agreement with another company whereby the Company acquired the exclusive right to purchase specified software for a price of $900,000 plus a contingent payment of $100,000. Fiscal 2010's research and development expense includes $600,000 of expense related to this agreement, of which $300,000 was expensed in the first fiscal quarter and $300,000 was expensed in the second fiscal quarter. The Company exclusively owns the software. The software and the storage products, which incorporate the software, are currently under development. On November 4, 2011, the Company determined that technological feasibility of the product was established. In fiscal 2011 the Company capitalized $1.5 million of research and development costs. We expect to make further investments in this area.

Selling, general and administrative(S,G&A) expenses were $12.4 million in fiscal 2011 versus $13.4 million in fiscal 2010. Stock-based compensation expense was recorded as a component of S,G&A expense and totaled approximately $482,000 in fiscal 2011, versus $918,000 in fiscal 2010. In fiscal 2011, there were options granted to purchase 139,000 shares of the Company's common stock compared to grants to purchase 899,500 shares in fiscal 2010. Intangible asset amortization is recorded as a component of S,G&A expense and totaled approximately $407,000 in fiscal 2011, versus $637,000 in fiscal 2010.

Other income (expense), net for fiscal year 2011 totaled $401,000 expense versus $117,000 expense in fiscal 2010. Other income (expense) in fiscal 2011 includes $286,000 of interest expense. Other income in fiscal year 2011 also includes $135,000 of foreign currency transaction losses, primarily as a result of the US dollar strengthening against the EURO. Additionally, other income (expense) includes approximately $47,000 of income recorded for the gain on sale of assets. Other income in fiscal 2010 includes
$85,000 of foreign currency transaction losses and approximately $42,000 of interest expense, net of interest income.

The Company's consolidated statements of operations for fiscal 2011 include tax expense of approximately $5,000 that consists of state minimum tax payments.

The Company's consolidated statements of operations for fiscal 2010 include approximately $3.6 million of income tax expense. The Company utilizes the asset and liability method of accounting for income taxes in accordance with the provisions of the Expenses - Income Taxes Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). Under the asset and liability method, deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when the Company determines that it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The Company considers certain tax planning strategies in its assessment as to the recoverability of its deferred income tax assets. In each reporting period, the Company assesses, based on the weight of all evidence, both positive and negative, whether a valuation allowance on its deferred income tax assets is warranted. Based on the assessment conducted in the Company's reporting period ended January 31, 2010, the Company concluded that such an allowance was warranted and, accordingly, recorded a valuation allowance of approximately $5.8 million in that reporting period. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that the tax rate changes. As of April 30, 2011 the Company had Federal and State net operating loss (NOL) carry-forwards of approximately $17.1 million and $15.1 million, respectively. These can be used to offset future taxable income and expire between 2023 and 2031 for Federal tax purposes and 2016 and 2031 for state tax purposes. The Company's NOL carry-forwards are a component of its deferred income tax assets which are reported net of a full valuation allowance in the Company's consolidated financial statements at April 30, 2011 and at April 30, 2010.

Fiscal 2010 Compared With Fiscal 2009

Revenues for fiscal 2010 were $44.0 million compared to $25.9 million in fiscal 2009. The Company's acquired MMB business unit generated revenues of approximately $14.0 million in fiscal 2010 and $0.9 million in fiscal 2009. Exclusive of the effect of the acquired MMB business units revenues, the Company's revenues increased by approximately 20% in fiscal 2010 versus fiscal 2009.

Cost of sales were $32.4 million in fiscal 2010 or 73.6 percent of revenues compared to $17.4 million or 67.4 percent of revenues in fiscal 2009. Fiscal year 2010 cost of sales as a percentage of revenue is considered by management to be within the Company's normal range. Fiscal year 2009 percentages are considered by management to be unusually low and were the result of a product mix skewed more heavily toward higher margin legacy products as sales of lower margin mainstream products were negatively impacted by the world financial crisis. Fluctuations in cost of sales as a percentage of revenues are not unusual and can result from many factors, including rapid changes in the price of DRAMs, or changes in product mix possibly resulting from a large order or series of orders for a particular product or a change in customer mix.

Engineering expenses in fiscal 2010 were $1.0 million, versus $1.2 million in fiscal 2009.

Research and development expenses in fiscal 2010 were $4.3 million, versus $1.5 million in fiscal 2009. In the first quarter of the prior fiscal year, the Company implemented a strategy to introduce new and complementary products into its offerings portfolio. The Company is currently focusing on the development of certain high performance storage products. As part of that strategy, in January 2009, the Company entered into a software purchase and license agreement with another company whereby the Company acquired the exclusive right to purchase specified software for a price of $900,000 plus a contingent payment of $100,000. Fiscal 2010's research and development expense includes $600,000 of expense related to this agreement, of which $300,000 was expensed in the first fiscal quarter and $300,000 was expensed in the second fiscal quarter.

Selling, general and administrative(S,G&A) expenses were $13.4 million in fiscal 2010 versus $11.1 million in fiscal 2009. The acquired MMB business unit's S,G&A expense recorded in fiscal 2010 was approximately $2.1 million, versus $161,000 in fiscal 2009. The prior fiscal year's expense included a charge of approximately $716,000 related to a retirement agreement entered into with the Company's former chief executive officer. Stock-based compensation expense was recorded as a component of S,G&A expense and totaled approximately $918,000 in fiscal 2010, versus $533,000 in fiscal

2009. In fiscal 2010, the Company recorded marketing and sales expense related to our new storage products of approximately $906,000 versus nil in the comparable prior year. These expenses are mainly related to the addition of sales personnel and sales engineers for the storage products.

Other income (expense), net for fiscal year 2010 totaled $117,000 expense versus $223,000 income in fiscal 2009. Other income (expense) in fiscal 2010 includes $85,000 of foreign currency transaction losses, primarily as a result of the EURO weakening against the US dollar. Additionally, other income (expense) includes $42,000 of interest expense, net of interest income. Approximately $10,000 of income was recorded for the gain on sale of assets. Other income in fiscal 2009 includes $294,000 of interest income, net of interest expense. Additionally, other income includes $68,000 of foreign currency transaction losses, primarily as a result of the EURO weakening against the US dollar.

The Company's consolidated statements of operations for fiscal 2010 include approximately $3.6 million of income tax expense. The Company utilizes the asset and liability method of accounting for income taxes in accordance with the provisions of the Expenses - Income Taxes Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) (Codification). Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when the Company determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considers certain tax planning strategies in its assessment as to the recoverability of its tax assets. In each reporting period, the Company assesses, based on the weight of all evidence, both positive and negative, whether a valuation allowance on its deferred tax assets is warranted. Based on the assessment conducted in the Company's reporting period ended January 31, 2010, the Company concluded that such an allowance was warranted and accordingly, recorded a valuation allowance of approximately, $5.8 million in that reporting period. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences or tax attributes are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that the tax rate changes. Income tax expense (benefit) for fiscal 2009 was a benefit of $2.0 million. The Company's effective tax rate for financial reporting purposes in fiscal 2009 was approximately 39%.

Liquidity and Capital Resources

Cash and cash equivalents at April 30, 2011 amounted to $345,000 and working capital amounted to $3.1 million, reflecting a current ratio of 1.4 to 1, compared to cash and cash equivalents of $2.5 million, working capital of $8.5 million and a current ratio of 2.4 to 1 as of April 30, 2010.

Accounts receivable at the end of fiscal 2011 totaled $4.6 million compared to fiscal 2010 year end accounts receivable of $5.3 million.

Net cash used in operating activities totaled $2.4 million and consisted primarily of net losses totaling approximately $4.6 million, non-cash depreciation and amortization expense of approximately $1.0 million and non-cash stock-based compensation expense of $610,000. Net changes in assets and liabilities reduced net cash used in operating activities by $608,000. Of these, accrued liabilities decreased by approximately

$898,000, primarily as a result of payments made for the accrued contingently payable acquisition price for MMB recorded at April 30, 2010. Accounts payable decreased by approximately $578,000, primarily as a result of a reduction in inventories of approximately $1.4 million. The reduction in inventory is attributable to higher availability of DRAMs resulting in shorter lead times.

Cash used in investing activities totaled approximately $2.4 million and consisted of a contingently payable purchase price of approximately
$488,000 for the MMB acquisition, more fully described below, capitalized software development costs totaling approximately $1.5 million and additions of property and equipment, totaling approximately $478,000.

Cash provided by financing activities totaled approximately $2.7 million and consisted of borrowings under a revolving credit facility, more fully described below, totaling approximately $2.2 million and net proceeds from a loan from a related party totaling $500,000. Proceeds from the sale of common shares under the Company's stock option plan totaling approximately $13,000 were also received.

On July 27, 2010, the Company entered into an agreement with a financial institution for formula-based secured debt financing of up to $5,000,000. The amount of financing available to the Company under the agreement varies with the level of the Company's eligible accounts receivable. At April 30, 2011 the Company had $28,000 of financing available to it under the terms of the agreement.

Also, on July 27, 2010, the Company entered into an agreement with a vendor, which is wholly owned by an employee and executive officer of the Company, to consign a formula-based amount of up to $3,000,000 of certain inventory into the Company's manufacturing facilities. As of April 30, 2011, the Company has received financing totaling $1,500,000 under this agreement, of which $1,000,000 was used to repay in full a Note payable to the employee arising from an agreement entered into with the employee in February, 2010 and which expired in August, 2010. At April 30, 2011 no further financing was available to the Company under the formulas contained in the consignment agreement, although the formulas provide for additional possible financing in the future.

The weighted average interest rate on amounts borrowed under these agreements at April 30, 2011 and 2010 was 11.4% and 5.25%, respectively. The average dollar amounts borrowed under these agreements for the fiscal years ended April 30, 2011, 2010 and 2009 was $2,263,000, $250,000 and nil,
respectively.

On May 11, 2011, the Company and certain investors entered into a securities purchase agreement pursuant to which the Company agreed to sell an aggregate of 1,775,000 shares of its common stock and warrants to purchase a total of 1,331,250 shares of its common stock to such investors. The aggregate net proceeds of such offering and sale, after deducting fees to the Placement Agent and other estimated offering expenses payable by the Company, was approximately $3.0 million. The transaction closed on May 17,2011.

Based on the cash received from the Purchase Agreement and on the cash flows expected to be provided from the two financing agreements above along with the cash flows projected to result from the Company's operations, management has concluded that the Company's liquidity needs will be satisfied. The Company's short-term cash flow projections include cash flow generated from its traditional memory solutions business as well as from revenues generated by sales of its recently developed XcelaSAN product line. There can be no assurance, however, that in the short-term, realized revenues will be in line with the Company's projections. Management continues to evaluate the Company's liquidity needs and expense structure as it executes its business plan.

On December 4, 2002, the Company announced an open market repurchase plan providing for the repurchase of up to 500,000 shares of the Company's common stock. As of April 30, 2011, the total number of shares authorized for purchase under the program is 172,196 shares. In fiscal 2011 and 2010, the Company did not repurchase any shares of its common stock.

On March 31, 2009, the Company acquired certain assets of MMB. The Company purchased the assets from MMB for total consideration of approximately $2.3 million, of which approximately $912,000 was paid in cash. The Company also assumed certain accounts payable totaling approximately $190,000 and certain accrued liabilities totaling approximately $122,000. The net assets acquired by the Company were recorded at their respective fair values under the purchase accounting guidance existing at the date of acquisition. Under the terms of the agreement with MMB, the remaining portion of the purchase price is contingently payable based upon the performance of the new Dataram business unit to be operated as a result of the acquisition (the Unit). Through April 30, 2011, the Company has paid or accrued approximately $2.2 million of the contingently payable purchase price which is recorded as a component of Goodwill in the Company's consolidated financial statements.

The remaining contingently payable purchase price consists of a percentage, averaging approximately 55%, payable quarterly, over the next twenty-three months of earnings before interest, taxes, depreciation and amortization of the Unit and will be recorded as a component of Goodwill in the Company's consolidated financial statements.

Contractual Obligations

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2011 are as follows:


Year ending April 30:
2012                                 $      272,000
2013                                        352,000
2014                                        365,000
2015                                        374,000
2016                                        368,000
Thereafter                                  147,000
                                       _____________
                                     $    1,878,000
                                        ============

Purchases

At April 30, 2011, the Company had open purchase orders outstanding totaling $3.1 million primarily for inventory items to be delivered in the first six months of fiscal 2012. These purchase orders are cancelable.

Recently Adopted Accounting Guidance

We have adopted the authoritative guidance issued by the FASB on the consolidation of variable interest entities. The new guidance requires revised evaluations of whether entities represent variable interest entities, ongoing assessments of control over such entities and additional disclosures for variable interests. The adoption of the FASB authoritative guidance did not have a material impact on our consolidated financial statements.

We have adopted the authoritative guidance on revenue recognition issued by the FASB. Under the new guidance on arrangements that include software elements, tangible products that have software components that are essential to the functionality of the tangible product are no longer within the scope of the software revenue recognition guidance, and software-enabled products are now subject to other relevant revenue recognition guidance. Additionally, the FASB issued authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The adoption of the FASB authoritative guidance on revenue recognition did not have a material impact on our consolidated financial statements.

Recent Accounting Guidance Not Yet Adopted

There are no new pronouncements which affect the Company.

Critical Accounting Policies

During December 2001, the Securities and Exchange Commission ("SEC") published a Commission Statement in the form of Financial Reporting Release No. 60 which encouraged that all registrants discuss their most "critical accounting policies" in management's discussion and analysis of financial condition and results of operations. The SEC has defined critical accounting policies as those that are both important to the portrayal of a company's financial condition and results, and that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. While the Company's significant accounting policies are summarized in
Note 1 to the consolidated financial statements included in this Annual Report, management believes the following accounting policies to be critical:

Revenue Recognition - Revenue is recognized when title passes upon shipment of goods to customers. The Company's revenue earning activities involve delivering or producing goods. The following criteria are met before revenue is recognized: persuasive evidence of an arrangement exists, shipment has occurred, selling price is fixed or determinable and collection is reasonably assured. The Company does experience a minimal level of sales returns and allowances for which the Company accrues a reserve at the time of sale in accordance with the Revenue Recognition - Right of Return Topic of the FASB ASC. Estimated warranty costs are accrued by management upon product shipment based on an estimate of future warranty claims.

Stock Option Expense - As required by the Compensation - Stock Compensation Topic of FASB ASC, the accounting for transactions in which an entity receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of such equity instruments are accounted for using a fair value-based method with a recognition of an expense for compensation cost related to share-based payment arrangements, including stock options and employee stock purchase plans. The consolidated statements of operations for fiscal 2011 and fiscal 2010 include approximately $610,000 and $918,000, respectively, of stock-based compensation expense. Stock-based compensation expense is recognized in the operating expenses line item of the accompanying consolidated statements of operations on a ratable basis over the vesting periods. These stock option grants have been classified as equity instruments and, as such, a corresponding increase, net of the reversal of the previously recorded income tax benefit for options which expired during the reporting period, has been reflected in additional paid-in capital in the accompanying consolidated balance sheet. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: The expected life in fiscal year 2011 and 2010 represents the period that the Company's stock-based awards are expected to be outstanding and was calculated using the simplified method pursuant to SEC Staff Accounting Bulletin (SAB) No. 107 (SAB 107) and SAB No. 110. Expected life for fiscal years 2009 is based on the Company's historical experience of option exercises relative to option contractual lives. Expected volatility is based on the historical volatility of the Company's common stock using the daily closing price of the Company's common stock, pursuant to SAB 107. Expected dividend yield assumes the current dividend rate remains unchanged. Expected forfeiture rate is based on the Company's historical experience. The risk-free rate is based on the rate of U.S Treasury zero-coupon issues with a remaining term equal to the expected life of the option grants.

Research and Development Expense - All research and development costs are expensed as incurred, including Company-sponsored research and development and costs of patents and other intellectual property that have no alternative future use when acquired and in which we had an uncertainty in receiving future economic benefits. Development costs of a computer software product to be sold, leased, or otherwise marketed are subject to capitalization beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. Technological feasibility of a computer software product is established when all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet its design specifications including functions, features and technical performance requirements are completed. The Company has been developing computer software for its XcelaSAN storage caching product line. On
November 4, 2010, the Company determined that technological feasibility of the product was established, and development costs subsequent to that date have been capitalized. Prior to November 4, 2010, the Company expensed all development costs related to this product line. At the time the product is made available for general release to customers the capitalized costs will be amortized to cost of sales over the estimated useful life of the underlying technology.

Income Taxes - The Company utilizes the asset and liability method of accounting for income taxes in accordance with the provisions of the Expenses - Income Taxes Topic of the FASB ASC. Under the asset and liability method, deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The Company considers certain tax planning strategies in its assessment as to the recoverability of its tax assets. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that the tax rate changes. The Company recognizes, in its consolidated financial statements, the impact of a tax position, if that position is more likely than not to be sustained on audit, based on technical merits of the position. There are no material unrecognized tax positions in the financial statements.

Goodwill - Goodwill is tested for impairment on an annual basis and between annual tests if indicators of potential impairment exist, using a fair-value-based approach. The date of our annual impairment test is March 1.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including deferred tax asset valuation allowances and certain other reserves and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Some of the more significant estimates made by management include the allowance for doubtful accounts and sales returns, the deferred tax asset valuation allowance and other operating allowances and accruals. Actual results could differ from those estimates.

Quantitative and Qualitative Disclosure about Market Risk

The Company does not invest in market risk sensitive instruments. At times, the Company's cash equivalents consist of overnight deposits with banks and money market accounts. The Company's rate of return on its investment portfolio changes with short-term interest rates, although such changes will not affect the value of its portfolio. The Company's objective in connection with its investment strategy is to maintain the security of its cash reserves without taking market risk with principal.

The Company purchases and sells primarily in U.S. dollars. The Company sells in foreign currency (primarily Euros) to a limited number of customers and as such incurs some foreign currency risk. At any given time, approximately 5 to 10 percent of the Company's accounts receivable are denominated in currencies other than U.S. dollars. At present, the Company does not purchase forward contracts as hedging instruments, but could do so as circumstances warrant.

Controls and Procedures

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management has conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal
Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. There were no changes in our internal control over financial reporting during fiscal 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Management has concluded that the Company's internal control over financial reporting was effective as of April 30, 2011. This Annual Report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm.

Common Stock Information

The Common Stock of the Company is traded on the NASDAQ National Market with the symbol "DRAM". The following table sets forth, for the periods indicated, the high and low prices for the Common Stock.

                          2011                   2010
                   ___________________     __________________

                    High         Low        High        Low
                   ___________________     __________________
First Quarter      $ 2.40      $ 1.19      $ 1.75     $ 1.27
Second Quarter       2.63        1.52        4.49       1.39
Third Quarter        2.54        1.42        5.49       2.50
Fourth Quarter       2.65        1.91        3.51       2.22


At April 30, 2011, there were approximately 5,000 shareholders.

               DATARAM CORPORATION AND SUBSIDIARIES
                   Consolidated Balance Sheets
                     April 30, 2011 and 2010
         (In thousands, except share and per share amounts)



                                               2011       2010
                                              ______     ______
Assets
Current assets:
  Cash and cash equivalents                  $   345    $ 2,507
  Accounts receivable, less allowance for
    doubtful accounts and sales returns
    of $225 in 2011 and $250 in 2010           4,630      5,344
  Inventories:
    Raw materials                              3,229      3,919
    Work in process                               36         32
    Finished goods                             2,197      2,921
                                              ______     ______
                                               5,462      6,872

  Other current assets                           127         87
                                              ______     ______
               Total current assets           10,564     14,810



Property and equipment:
  Machinery and equipment                     11,931     12,300
  Leasehold improvements                       1,239      2,235
                                              ______     ______
                                              13,170     14,535
  Less accumulated depreciation
  and amortization                            12,207     13,418
                                              ______     ______
               Net property and equipment        963      1,117


Other assets                                     111        105

Intangible assets, less accumulated
  amortization of $1,099 in 2011 and
  $692 in 2010                                 1,940        867

Goodwill                                       1,242        754
                                              ______     ______

                                             $14,820    $17,653
                                              ======     ======
Liabilities and Stockholders' Equity
Current liabilities:
  Note payable-revolving credit line         $ 2,154    $     0
  Accounts payable                             2,945      3,523
  Accrued liabilities                            840      1,738
  Due to related party                         1,500      1,000
                                              ______     ______
               Total current liabilities       7,439      6,261

Commitments and contingencies

Stockholders' equity:
  Common stock, par value $1.00 per share.
    Authorized 54,000,000 shares; issued
    and outstanding 8,928,309 at April 30,
    2011 and 8,918,309 on April 30, 2010       8,929      8,919
  Additional paid-in capital                   8,622      8,009
  Accumulated deficit                        (10,170)    (5,536)
                                              ______     ______
               Total stockholders' equity      7,381     11,392

                                              ______     ______

                                             $14,820    $17,653
                                              ======     ======

See accompanying notes to consolidated financial statements.



               DATARAM CORPORATION AND SUBSIDIARIES
               Consolidated Statements of Operations
             Years ended April 30, 2011, 2010 and 2009
             (In thousands, except per share amounts)


                                         2011     2010     2009
                                       _______  _______  _______

Revenues                              $ 46,847 $ 44,020 $ 25,897
Costs and expenses:
  Cost of sales                         35,777   32,408   17,443
  Engineering                            1,033      997    1,219
  Research and development               1,894    4,265    1,531
  Selling, general and administrative   12,371   13,365   11,064
                                       _______  _______  _______
                                        51,075   51,035   31,257
                                       _______  _______  _______
Loss from operations                    (4,228)  (7,015)  (5,360)
Other income (expense):
  Interest income                            0       12      300
  Interest expense                        (286)     (54)      (6)
  Currency loss                           (135)     (85)     (68)
  Other income (expense)                    20       10       (3)
                                       _______  _______  _______
                                          (401)    (117)     223
                                       _______  _______  _______

Loss before income tax
  expense (benefit)                     (4,629)  (7,132)  (5,137)

Income tax expense (benefit)                5     3,611   (2,002)
                                       _______  _______  _______
Net loss                              $ (4,634)$(10,743) $(3,135)
                                       =======  =======  =======
Net loss per common share:
  Basic                               $  (0.52)$  (1.21) $ (0.35)
                                       =======  =======  =======

  Diluted                             $  (0.52)$  (1.21) $ (0.35)
                                       =======  =======  =======

See accompanying notes to consolidated financial statements.



              DATARAM CORPORATION AND SUBSIDIARIES
              Consolidated Statements of Cash Flows
            Years ended April 30, 2011, 2010 and 2009
                          (In thousands)
                                         2011     2010     2009
                                        ______   ______   ______

Cash flows from operating activities:
Net loss                              $ (4,634)$(10,743) $(3,135)
Adjustments to reconcile net loss
     to net cash used in operating
     activities:
     Depreciation and amortization       1,039    1,193      456
     Bad debt expense (recovery)            (6)      32      204
     Stock-based compensation expense      610      918      533
     Other stock option expense              -        -      121
     Loss (gain) on sale of property
         and equipment                     (47)     (10)       2
Deferred income tax expense
   (benefit)                                 -    3,582   (2,040)
     Changes in assets and liabilities
        (net of effect of acquisition
        of business):
        Decrease (increase) in
           accounts receivable             720   (1,994)     940
        Decrease (increase) in
           inventories                   1,410   (4,672)    (223)
   Decrease (increase) in
      other current assets                 (40)      39      (28)
        Decrease (increase) in
           other assets                     (6)      31      (41)
        Increase (decrease) in
           accounts payable               (578)   2,137     (594)
        Increase (decrease) in
           accrued liabilities            (898)     650      217
                                         _____    _____    _____

Net cash used in operating activities   (2,430)  (8,837)  (3,588)
                                         _____    _____    _____
Cash flows from investing activities:
    Acquisition of business               (488)  (1,736)    (912)
    Additions to property and
       equipment                          (478)    (573)    (617)
    Software development costs          (1,480)       -        -
    Proceeds from sale of property and
       equipment                            47       10        -
                                         _____    _____    _____

Net cash used in investing activities   (2,399)  (2,299)  (1,529)
                                         _____    _____    _____

Cash flows from financing activities:
  Net proceeds from borrowings under
     Revolving credit line               2,154        -        -
  Proceeds from related party
     note payable                          500    1,000        -
  Proceeds from sale of common shares
     under stock option plan                13      118        -
                                         _____    _____    _____
  Net cash provided by financing
     activities                          2,667    1,118        -
                                         _____    _____    _____
Net decrease in cash and
     cash equivalents                   (2,162) (10,018)  (5,117)
Cash and cash equivalents at
   beginning of year                     2,507   12,525   17,642
                                         _____    _____    _____
Cash and cash equivalents at end
   of year                            $    345 $  2,507 $ 12,525
                                         =====    =====   ======

Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest                          $    275 $     54 $      6
                                         =====     =====   =====
    Income taxes                      $      5 $     35 $     20
                                         =====     =====   =====

See accompanying notes to consolidated financial statements.


                                      DATARAM CORPORATION AND SUBSIDIARIES
                                  Consolidated Statements of Stockholders' Equity
                                   Years ended April 30, 2011, 2010 and 2009
                                      (In thousands, except share amounts)

                                        Number                                        Retained       Total
                                          of                      Additional           paid-in       stock-
                                        Common      Common         paid-in        (accumulated)    holders'
                                        Shares       stock         capital          (deficit)      equity
                                       _______     _______        _________        ___________     ________
Balance at April 30, 2008               8,869      $  8,869        $  6,408        $  8,342        $23,619

  Net loss                                                -               -          (3,135)        (3,135)

  Stock-based compensation expense
    Net of tax effect of
    expired options of $39                                -             494               -            494

  Other stock option expense                              -             121               -            121
                                       _______     ________       _________        _________       _______
Balance at April 30, 2009               8,869      $  8,869       $  7,023         $  5,207        $21,099

  Issuance of shares under
    stock option plans                     50            50             68                -            118

  Net loss                                                -              -          (10,743)       (10,743)

  Stock-based compensation
    expense                                               -            918                -            918
                                       _______     ________       ________         _________       _______
Balance at April 30, 2010               8,919      $  8,919       $  8,009         $ (5,536)       $11,392

  Issuance of shares under
    stock option plans                     10            10              3                -             13

  Net loss                                                -              -           (4,634)        (4,634)

  Stock-based compensation
    expense                                               -            610                -            610
                                       _______     ________       ________         ________        ________
Balance at April 30, 2011               8,929      $  8,929       $  8,622         $(10,170)       $ 7,381
                                        =====         =====          =====           ======          =====
See accompanying notes to consolidated financial statements.
                                                              20





Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

(1) Description of Business and Significant Accounting Policies

Dataram Corporation ("the Company") is a developer, manufacturer and marketer of large capacity memory products primarily used in high-performance network servers and workstations. The Company provides customized memory solutions for original equipment manufacturers (OEMs) and compatible memory for leading brands including Dell, HP, IBM and Sun Microsystems. Additionally, the Company manufactures a line of memory products for Intel and AMD motherboard based servers. The Company is also developing a line of high-performance storage caching products.

The Company's memory products are sold worldwide to OEMs, distributors, value-added resellers and end-users. The Company has two manufacturing facilities in the United States with sales offices in the United States and Europe.

The Company is an independent memory manufacturer specializing in high-capacity memory and competes with several other large independent memory manufacturers as well as the OEMs mentioned above. The primary raw material used in producing memory boards is dynamic random access memory
(DRAM) chips. The purchase cost of DRAMs is the largest single component of the total cost of a finished memory board. Consequently, average selling prices for computer memory boards are significantly dependent on the pricing and availability of DRAM chips.

Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Liquidity

As discussed in Note 3, the Company entered into financing agreements to address short-term liquidity needs. Also, as discussed in Note 5, on May 11, 2011, the Company entered into a securities purchase agreement with certain investors and received approximately $3.0 million in net proceeds in connection with the agreement on May 17, 2011. Based on the cash provided by the securities purchase agreement and the cash flows expected to be provided from the financing agreements along with the cash flows projected to result from the Company's operations, management has concluded that the Company's short-term liquidity needs have been satisfied. The Company's short-term cash flow projections include cash flow generated from its traditional memory solutions business as well as from revenues generated by sales of its recently developed XcelaSAN product line. There can be no assurance, however, that in the short-term, realized revenues will be in line with the Company's projections. In order to satisfy long-term liquidity needs, the Company will need to generate profitable operations and positive cash flows.

Cash and Cash Equivalents

Cash and cash equivalents consist of unrestricted cash and money market accounts.

Accounts Receivable

Accounts receivable consist of the following categories:

                                         April 30, 2011     April 30, 2010
                                        ________________    ______________
Trade receivables                       $      4,643        $    5,000
VAT receivable                                   212               594
Allowance for doubtful accounts
  and sales returns                             (225)             (250)
                                        ________________    ______________
                                        $      4,630        $    5,344
                                        ================    ==============


Inventories

Inventories, consisting of materials, labor and manufacturing overhead, are stated at the lower of cost or market, with cost determined by the first-in, first-out method.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is computed on the straight-line basis. Depreciation and amortization rates are based on the estimated useful lives, which range from two to five years for machinery and equipment and five to six years for leasehold improvements. When property or equipment is retired or otherwise disposed of, related costs and accumulated depreciation and amortization are removed from the accounts. Depreciation and amortization expense related to property and equipment for the fiscal years ended April 30, 2011, 2010 and 2009 totaled $632, $556, and $407, respectively.

Repair and maintenance costs are charged to operations as incurred.

Long-Lived Assets

Long-lived assets, such as property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheets and reported at the lower of the carrying amount or fair value less cost to sell, and no longer depreciated. The Company considers various valuation factors, principally undiscounted cash flows, to assess the fair values of long-lived assets.

Intangible Assets and Goodwill

Intangible assets with determinable lives, other than customer relationships and research and development, are amortized on a straight-line basis over their estimated period of benefit, ranging from four to five years. Research and development and customer relationships are amortized over a two-year period at a rate of 65% of the gross value acquired in the first year subsequent to their acquisition and 35% of the gross value acquired in the second year. The Company evaluates the recoverability of intangible assets periodically and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. All of the Company's intangible assets with definitive lives are subject to amortization. No impairments of intangible assets have been identified during any of the periods presented. Goodwill is tested for impairment on an annual basis and between annual tests if indicators of potential impairment exist, using a fair-value-based approach. The date of the annual impairment test is March 1. There has been no impairment of Goodwill in any of the periods presented.

The Company estimates that it has no significant residual value related to its intangible assets. Acquired intangibles generally are amortized on a straight-line basis over weighted average lives. Intangible assets amortization expense was $407 for fiscal year 2011, $637 for fiscal year 2010 and $55 for fiscal year 2009. The components of finite-lived intangible assets acquired are as follows:

                              Gross      Weighted                      Net
                            Carrying     Average    Accumulated     Carrying
                              Amount       Life     Amortization     Amount
                             ________    _______    ____________   _________
Customer relationships       $   758      2 Years      $  758       $     0
Trade names                      733      5 Years         305           428
Non-compete agreement             68      4 Years          36            32
Software development costs (a) 1,480                                  1,480
                             -------                   ------        -------
                             $ 3,039                   $1,099       $ 1,940
                             =======                   ======        =======

The following table outlines the estimated future amortization expense related to intangible assets:

Year ending April 30:

2012                                $   164
2013                                    162
2014                                    134
                                    -------
                                    $   460
                                    =======

(a) At the time XcelaSAN is made available for general release to customers the capitalized costs will be amortized to cost of sales over the estimated useful life of the underlying technology.

Revenue Recognition

Revenue is recognized when title passes upon shipment of goods to customers. The Company's revenue earning activities involve delivering or producing goods. The following criteria are met before revenue is recognized: persuasive evidence of an arrangement exists, shipment has occurred, selling price is fixed or determinable and collection is reasonably assured. The Company does experience a minimal level of sales returns and allowances for which the Company accrues a reserve at the time of sale. Estimated warranty costs are accrued by management upon product shipment based on an estimate of future warranty claims.

Engineering and Research and Development

Research and development costs are expensed as incurred. Development costs of a computer software product to be sold, leased, or otherwise marketed are subject to capitalization beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. Technological feasibility of a computer software product is established when all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet its design specifications including functions, features and technical performance requirements are completed. The Company has been developing computer software for its XcelaSAN storage caching product line. On November 4, 2010, the Company determined that technological feasibility of the product was established, and development costs subsequent to that date totaling $1,480 have been capitalized. Prior to November 4, 2010, the Company expensed all development costs related to this product line.

At the time the product is made available for general release to customers the capitalized costs will be amortized to cost of sales over the estimated useful life of the underlying technology.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The Company considers certain tax planning strategies in its assessment as to the recoverability of its deferred income tax assets. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that the tax rate changes.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents in financial institutions and brokerage accounts. To the extent that such deposits exceed the maximum insurance levels, they are uninsured. The Company performs ongoing evaluations of its customers' financial condition, as well as general economic conditions and, generally, requires no collateral from its customers. At April 30, 2011 and 2010, amounts due from one customer totaled approximately 22% and 14%, respectively of accounts receivable.

In fiscal 2011, fiscal 2010 and fiscal 2009, the Company had sales to one customer that accounted for approximately 11%, 11% and 17%, respectively of revenues.

Net income (loss) per share

Basic net income per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per share was calculated in a manner consistent with basic net income per share except that the weighted average number of common shares outstanding also includes the dilutive effect of stock options outstanding (using the treasury stock method).

The following presents a reconciliation of the numerator and denominator used in computing basic and diluted net loss per share.

                                   Year ended April 30, 2011
                                 Loss      Shares      Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________
Basic net loss per share
-net loss and weighted
average common shares
outstanding                    $(4,634)   8,923,268     $ (.52)
Effect of dilutive securities
-stock options                       -            -          -
                               _______    _________     ______
Diluted net loss per share
-net loss weighted average
common shares outstanding
and effect of
stock options                  $(4,634)   8,923,268     $ (.52)
                               =======     =========     ======


                                   Year ended April 30, 2010
                                 Loss      Shares      Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________
Basic net loss per share
-net loss and weighted
average common shares
outstanding                    $(10,743)   8,890,914     $(1.21)
Effect of dilutive securities
-stock options                       -             -          -
                               _______     _________     ______
Diluted net loss per share
-net loss weighted average
common shares outstanding
and effect of
stock options                  $(10,743)   8,890,914     $(1.21)
                               =======     =========     ======


                                 Year ended April 30, 2009
                              Earnings      Shares      Per share
                             (numerator) (denominator)   amount
                              _________   ___________   _________
Basic net earnings per share
-net earnings and weighted
average common shares
outstanding                    $(3,135)    8,869,184     $ (.35)
Effect of dilutive securities
-stock options                       -             -          -
                               _______     _________     ______
Diluted net earnings per share
-net earnings, weighted
average common shares
outstanding and effect of
stock options                  $(3,135)    8,869,184     $ (.35)
                               =======     =========     ======

Diluted net loss per common share does not include the effect of options to purchase 1,899,200, 1,996,800 and 1,307,675 shares of common stock for the years ended April 30, 2011, 2010 and 2009, respectively, because they are anti-dilutive.


Product Warranty

The majority of the Company's products are intended for single use; therefore, the Company requires limited product warranty accruals. The Company accrues estimated product warranty cost at the time of sale and any additional amounts are recorded when such costs are probable and can be reasonably estimated.

                    Balance        Charges to                        Balance
                    Beginning      Costs and                          End
                    of Year        Expenses     Other   Deductions   of Year
                    _________      _________    _____   __________   ________
Year Ended
April 30, 2011      $  79             1          -        (1)         $  79

Year Ended
April 30, 2010      $  79             6          -        (6)         $  79

Year Ended
April 30, 2009      $  54             5         25(1)      (5)         $  79
  (1) Includes a warranty obligation of an acquired business (See Note 2).


Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including deferred tax asset valuation allowances and certain other reserves and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Some of the more significant estimates made by management include the allowance for doubtful accounts and sales returns, the deferred income tax asset valuation allowance and other operating allowances and accruals. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The fair value of financial instruments is determined by reference to market data and other valuation techniques as appropriate. The Company believes that there is no material difference between the fair value and the reported amounts of financial instruments in the consolidated balance sheets.

Stock-Based Compensation

At April 30, 2011, the Company has stock-based employee and director compensation plans, which are described more fully in Note 7. New shares of the Company's common stock are issued upon exercise of stock options.

The accounting for transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments are accounted for using a fair value-based method with a recognition of an expense for compensation cost related to share-based payment arrangements, including stock options and employee stock purchase plans.

The Company's consolidated statement of operations for fiscal year ended April 30, 2011 includes $610 of stock based compensation expense. Stock based compensation expense is recognized in the results of operations on a ratable basis over the vesting periods. These stock option grants have been classified as equity instruments, and as such, a corresponding increase has been reflected in additional paid-in capital in the accompanying balance sheet as of April 30, 2011. In fiscal 2010 and fiscal 2009, stock-based compensation expense totaled $918 and $533, respectively. A corresponding increase of $918 is reflected in additional paid-in capital in fiscal 2010's consolidated balance sheet. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model.

A summary of option activity for the fiscal year ended April 30, 2011 is as follows:

                               Weighted        Weighted average     Aggregate
                                average            remaining        intrinsic
                   Shares    exercise price    contractual life      value(1)
                 __________    __________        __________        __________
Balance
April 30, 2010    1,946,800       $3.25               6.38           $  175

Granted             139,000       $1.76                 -                -
Exercised           (10,000)      $1.28                 -                -
Expired            (226,600)      $5.72                 -                -

Balance
April 30, 2011    1,849,200       $2.88               5.91           $  88

Exercisable
April 30, 2011    1,229,200       $3.10               5.09           $  65

Expected to vest
April 30, 2011    1,757,000       $2.88               5.91               -

(1) These amounts represent the difference between the exercise price and $1.92, the closing price of Dataram common stock on April 29, 2011 as reported on the NASDAQ Stock Market, for all in-the-money options outstanding. For exercised options, intrinsic value represents the difference between the exercise price and the closing price of Dataram common stock on the date of exercise.

Total cash received from the exercise of options in fiscal 2011 was $13. During fiscal 2011, 139,500 options completed vesting. As of April 30, 2011, there was $554 of total unrecognized compensation expense related to stock options. This expense is expected to be recognized over a weighted average period of approximately twelve months. At April 30, 2011, an aggregate of 88,527 shares were authorized for future grant under the Company's stock option plans.

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                              2011         2010       2009
                                            -------      -------    -------
Expected life (years)                     3.0 to 6.0   3.0 to 6.0 5.0 to 10.0
Expected volatility                       56% to 79%       56%        110%
Expected dividend yield                         -            -          -
Expected forfeiture rate                      5.0%         5.0%       5.0%
Risk-free interest rate                   0.7% to 2.9% 1.6% to 2.8%   4.0%
Weighted average fair value of options
  granted during the year                  $ 1.07        $ 2.55     $ 2.36


The expected life in fiscal years 2011 and 2010 represents the period that the Company's stock-based awards are expected to be outstanding and was calculated using the simplified method pursuant to SEC Staff Accounting Bulletin (SAB) Nos. 107 and 110. Expected life for fiscal year 2009, is based on the Company's historical experience of option exercises relative to option contractual lives. Expected volatility is based on the historical volatility of the Company's common stock using the daily closing price of the Company's common stock, pursuant to SAB 107. Expected dividend yield assumes the current dividend rate remains unchanged. Expected forfeiture rate is based on the Company's historical experience. The risk-free interest rate is based on the rate of U.S Treasury zero-coupon issues with a remaining term equal to the expected life of the option grants.


(2) Acquisition

On March 31, 2009, the Company acquired certain assets of Micro Memory
Bank, Inc. ("MMB"), a privately held corporation. MMB is a manufacturer of legacy to advanced solutions in laptop, desktop and server memory products. The acquisition expands the Company's memory product offerings and routes to market. The Company purchased the assets from MMB for total consideration of approximately $2,253 of which approximately $912 was paid in cash. The Company also assumed certain accounts payable totaling approximately $190 and certain accrued liabilities totaling approximately $122. Under the terms of the agreement with MMB, the remaining portion of the purchase price is contingently payable based upon the performance of the MMB business unit operating as a result of the acquisition ("the Unit") and consists of a percentage, averaging 65%, payable quarterly, over the four year period from date of acquisition, of earnings before interest, taxes, depreciation and amortization of the Unit. The net assets acquired by the Company were recorded at their respective fair values under the purchase method of accounting. The results of operations of MMB for the period from the acquisition date, March 31, 2009, through April 30, 2011 have been included in the consolidated results of operations of the Company.

The following unaudited pro forma financial information presents the combined results of operations of the Company and MMB for the year ended April 30, 2009 as if the acquisition had occurred at May 1, 2008. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company been a single entity during this period.

                                   Fiscal year
                                       ended
                                   April 30, 2009
                                   ______________

Revenues                                 $37,814
Net loss                                 ($2,929)
Basic and diluted loss per share         ($0.33)

The total consideration of the acquisition has been allocated to the fair value of the assets of MMB as follows:

Accounts receivable                             $    478
Machinery and equipment                              200
Deposits                                              16
Trade names                                          733
Customer relationships                               758
Non-compete agreement                                 68
                                                --------
Gross assets acquired                              2,253
Liabilities assumed                                  312
                                                --------
Net assets acquired                             $  1,941
                                                ========

The contingent purchase price amount for the acquisition in the fiscal year ended April 30, 2011 totaled $488 and is recorded as an addition to goodwill. The cumulative contingent purchase amount for the acquisition through April 30, 2011 totaled $2,224.

Following are details of the changes in our goodwill balances during the fiscal years ended April 30, 2011 and 2010:

                                  Fiscal year          Fiscal year
                                     ended                ended
                                 April 30, 2011       April 30, 2010
                                 ______________       ______________
Beginning balance                   $  754                $   -
Contingently payable
acquisition purchase price             488                  754
                                     -----                -----
Ending balance                      $1,242                $ 754
                                     =====                =====
We test goodwill for impairment annually on March 1, using a fair value approach.

(3) Financing Agreements

On February 24, 2010, the Company entered into a Note and Security Agreement with Sheerr Memory's, LLC ("Sheerr Memory") owner (See Note 4). Under the agreement, the Company borrowed the principal sum of $1,000 for a period of six months, which the Company could extend for an additional three months without penalty. The loan bore interest at the rate of 5.25%. Interest was payable monthly, and the entire principal amount was payable in the event of the employee's termination of employment by the Company. The loan was secured by a security interest in all machinery, equipment and inventory of Dataram at its Montgomeryville, PA location. The loan was paid in full on August 13, 2010. No further financing is available to the Company under this agreement.

On July 27, 2010, the Company entered into a secured credit facility with a bank, which provides for up to a $5,000 revolving credit line. Advances under the facility are limited to 80% of eligible receivables, as defined in the agreement. The agreement does not have a fixed term. The agreement provides for Prime Rate loans at an interest rate equal to the Prime Rate plus two percent, subject to minimum interest rate of five and one quarter percent. The Company is required to pay a monthly maintenance fee equal to six-tenths of one percent (0.6%) of the monthly average principal balance of any borrowings under the facility in the prior month. Advances under the facility are secured by substantially all assets of the Company. The agreement contains certain restrictive covenants, specifically a minimum tangible net worth covenant and certain other covenants, as defined in the agreement. At April 30, 2011, the Company is in compliance with all covenants of the agreement. The amount of financing available to the Company under the agreement varies with the level of the Company's eligible accounts receivable as defined in the agreement. At April 30, 2011 the Company had $28 of financing available to it under the terms of the agreement.

On July 27, 2010, the Company entered into an agreement with Sheerr Memory, (See Note 4) to consign a formula based amount of up to $3,000 of certain inventory into the Company's manufacturing facilities. At April 30, 2011 no further financing was available to the Company under the formulas contained in the agreement, although the formulas defined in the agreement provide for additional possible financing in the future.

The weighted average interest rate on amounts borrowed under these agreements at April 30, 2011 and 2010 was 11.4% and 5.25%, respectively. The average dollar amount borrowed under these agreements for the fiscal years ended April 30, 2011, 2010 and 2009 was $2,263, $250 and nil, respectively.

(4) Related Party Transactions

During fiscal 2011 and 2010, the Company purchased inventories for resale totaling approximately $2,623 and $4,976, respectively from Sheerr Memory. Sheerr Memory's owner is employed by the Company as the general manager of the acquired MMB business unit described in Note 2 and is an executive officer of the Company. When the Company acquired certain assets of MMB, it did not acquire any of its inventory. However, the Company informally agreed to purchase such inventory on an as needed basis, provided that the offering price was a fair market value price. The inventory acquired was purchased subsequent to the acquisition of MMB at varying times and consisted primarily of raw materials and finished goods used to produce products sold by the MMB business unit. Approximately $1,131 and $400, respectively, of accounts payable in the Company's consolidated balance sheets as of April 30, 2011 and 2010 is payable to Sheerr Memory. Sheerr Memory offers the Company trade terms of net 30 days and all invoices are settled in the normal course of business. No interest is paid. The Company has made further purchases from Sheerr Memory subsequent to April 30, 2011 and management anticipates that the Company will continue to do so, although the Company has no obligation to do so.

On February 24, 2010, the Company entered into a Note and Security Agreement (See Note 3) with Sheerr Memory's owner. Under the agreement, the Company borrowed the principal sum of $1,000 for a period of six months, which the Company could extend for an additional three months without penalty. Interest paid to Sheerr Memory under this agreement in the fiscal year ended April 30, 2011 was $19.

On July 27, 2010, the Company entered into an agreement with Sheerr Memory to consign a formula based amount of up to $3,000 of certain inventory into the Company's manufacturing facilities (see Note 3). The agreement has a two-year term and the Company is obligated to pay monthly a fee equal to 0.833% of the average daily balance of the purchase cost of the consigned products held by Sheerr Memory under the agreement. The Company is obligated to purchase any consigned products acquired by Sheerr Memory under the agreement within ninety days of the acquisition date of the product. The Company and Sheerr Memory must jointly agree to the products to be held in consignment under the agreement. As of April 30, 2011, the Company has received financing totaling $1,500 under the agreement which is recorded as a liability in the accompanying consolidated balance sheets. Interest paid to Sheerr Memory in fiscal 2011 under this agreement was $23. Interest payable to Sheerr Memory at April 30, 2011 was $10.

(5) Subsequent Event

On May 11, 2011, the Company and certain investors entered into a securities purchase agreement in connection with a registered direct offering, pursuant to which the Company agreed to sell an aggregate of 1,775,000 shares of its common stock and warrants to purchase a total of 1,331,250 shares of its common stock to such investors for aggregate net proceeds, after deducting fees to the Placement Agent and other estimated offering expenses payable by the Company, of approximately $3,000. On May 17, 2011, this transaction closed.

(6) Income Taxes

Income (loss) before provision for income taxes for the years ended
April 30 is as follows:
                                          2011         2010         2009
                                         _____        _____        _____
Current:
     Federal                          $ (4,629)    $ (7,132)    $ (5,137)

Income tax expense (benefit) for the years ended April 30 consists of the following:
                                          2011         2010         2009
                                         _____        _____        _____
Current:
     Federal                          $      -      $     -      $     -
     State                                   5           29            -
                                         _____        _____        _____
                                             5           29            -

Deferred:
     Federal                                 -        3,216       (1,595)
     State                                   -          366         (407)
                                         _____        _____        _____
                                             -        3,582       (2,002)
                                         _____        _____        _____

Total income tax expense (benefit)    $      5      $ 3,611      $(2,002)
                                         =====        =====        =====

Income tax expense (benefit) differs from "expected" tax expense (benefit) (computed by applying the applicable U. S. statutory Federal income tax rate to earnings before income taxes) as follows:

                                         2011         2010         2009
                                        _____        _____        _____

Federal income tax at
  statutory rates                     $ (1,574)    $(2,425)      $(1,798)
State income taxes(net
  of Federal income tax
  benefit)                                (319)        395          (269)

Other                                     (259)       (138)           65

Total income tax expense (benefit)
  before provision for valuation
  allowance                              _____        _____        _____
                                        (2,152)      (2,168)      (2,002)

Changes in valuation allowance          (2,157)       5,779            -
                                         _____        _____        _____
Total income tax expense (benefit)     $     5      $ 3,611      $(2,002)
                                         =====        =====        =====

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:


                                            2011         2010
                                            ____         ____
Deferred tax assets:
  Compensated absences and severance,
   principally due to accruals for
   financial reporting purposes          $   121      $    96
  Stock-based compensation expense         1,026          838
  Accounts receivable, principally due
   to allowance for doubtful accounts
   and sales returns                          88           98
  Property and equipment, principally
   due to differences in depreciation        289          (27)
  Intangible assets                          390          288
  Inventories                                183          217
  Foreign tax credit                           0           53
  Domestic net operating losses            6,703        4,488
  Software development costs                (577)           -
  Alternative minimum tax                    438          438
  Other                                       58           73
                                           _____        _____
Net deferred tax assets                    8,719        6,562

Valuation allowance                       (8,719)      (6,562)

                                           _____        _____
Net deferred tax assets                  $     0      $     0
                                           =====        =====

The Company recorded a valuation allowance of $2,157 and $6,562 for the fiscal years ended April 30, 2011 and 2010, respectively. Management believes sufficient uncertainty exists regarding the realizability of the deferred tax asset items and that a valuation allowance is required. Management considers projected future taxable income and tax planning strategies in making this assessment. The amount of deferred tax assets considered realizable could materially change in the future if estimates of future taxable income change.

The Company has Federal and State net operating loss carryforwards of approximately $17,053 and $15,091, respectively. These can be used to offset future taxable income and expire between 2023 and 2031 for Federal tax purposes and 2016 and 2031 for State tax purposes.

The Company adopted FASB guidance for accounting for uncertainty in income taxes on May 1, 2008. The implementation of this guidance did not result in a material adjustment to the Company's liability for unrecognized income tax benefits. At the time of adoption and as of April 30, 2011, the Company currently was not and is not engaged in an income tax examination by any tax authority. The Company recognizes interest and penalties on unpaid taxes in its income tax expense. No interest or penalties were recognized during the Company's fiscal years ended April 30, 2011, nor were any amounts accrued as of April 30, 2011.

The Company files income tax returns in the United States and in various states. The Company's significant tax jurisdictions are the U.S. Federal, New Jersey and Pennsylvania. The tax years subsequent to 2007 remain open to examination by the taxing authorities.


(7) Stock Options

The Company has a 2001 incentive and non-statutory stock option plan for the purpose of permitting certain key employees to acquire equity in the Company and to promote the growth and profitability of the Company by attracting and retaining key employees. In general, the plan allows granting of up to 1,800,000 shares of the Company's common stock at an option price to be no less than the fair market value of the Company's common stock on the date such options are granted. Currently, options granted under the plan vest ratably on the annual anniversary date of the grants. Vesting periods for options currently granted under the plan range from one to five years. At April 30, 2011, 1,015,200 of the outstanding options are exercisable.

The status of the plan for the three years ended April 30, 2011, is as follows:

                                         Options Outstanding
                         ___________________________________________________
                                           Exercise price   Weighted average
                               Shares         per share       exercise price
                             _________      ______________     ___________

Balance April 30, 2008         663,000     $  2.813-24.250    $     5.828

   Granted                     412,000        1.280-3.200           2.405
   Exercised                         -                  -               -
   Expired                    (109,325)       1.990-7.9800          4.738
                             _________        ____________    ____________
Balance April 30, 2009         965,675     $  1.280-24.250    $     4.491

   Granted                     899,500        1.530-2.650           2.549
   Exercised                   (17,125)       1.990-4.090           2.576
   Expired                    (221,250)       1.990-24.250          6.303
                             _________        ____________    ____________
Balance April 30, 2010       1,626,800     $  1.280-24.250    $     3.191

   Granted                     139,000        1.580-2.160           1.758
   Exercised                   (10,000)          1.280              1.280
   Expired                    (190,600)       1.580-24.250          5.566
                             _________        ____________    ____________
Balance April 30, 2011       1,565,200     $  1.280-7.980     $     2.786
                             =========        ============      ==========

The Company periodically grants nonqualified stock options to non-employee directors of the Company. These options are granted for the purpose of retaining the services of directors who are not employees of the Company and to provide additional incentive for such directors to work to further the best interests of the Company and its shareholders. The options granted to these non-employee directors are exercisable at a price representing the fair value at the date of grant, and expire either five or ten years after date of grant. Vesting periods for options currently granted under the plan range from one to two years. At April 30, 2011, 214,000 of the outstanding options are exercisable.

The status of the non-employee director options for the three years ended April 30, 2011, is as follows:

                                        Options Outstanding
                           __________________________________________________
                                           Exercise price    Weighted average
                               Shares          per share       exercise price
                             _________      _____________        ____________

Balance April 30, 2008        236,000      $  2.990-7.980     $         5.304

   Granted                     56,000            1.990                  1.990
   Exercised                        -                   -                   -
   Expired                          -                   -                   -
                             ________        ____________        ____________
Balance April 30, 2009        292,000       $ 1.990-7.980        $      4.668

   Granted                    140,000            2.570                  2.570
   Exercised                  (32,000)        1.990-3.330               2.325
   Expired                    (80,000)        2.990-7.980               5.672
                             ________        ____________        ____________
Balance April 30, 2010        320,000       $ 1.990-7.980        $      3.734

   Granted                          -                   -                   -
   Exercised                        -                   -                   -
   Expired                    (36,000)        6.420-6.630               6.560
                             ________        ____________        ____________
Balance April 30, 2011        284,000       $ 1.990-7.980        $      3.375
                             ========        ============        ============

Other Stock Option Expense

During fiscal 2009's first quarter, the Company granted options to purchase 50,000 shares of the Company's common stock to a privately held company in exchange for certain patents and other intellectual property. The options granted are exercisable at a price representing the fair value at the date of grant, were 100% exercisable on the date of grant and expire ten years after the date of grant. The calculated fair value of these options is approximately $121 and was determined using the Black-Scholes option-pricing model based upon the market price of the underlying common stock as of the date of grant, reduced by the present value of estimated future dividends, using an expected quarterly dividend rate of zero, an expected forfeiture rate of zero, a calculated volatility factor of 110% and a risk-free interest rate of 4.0%. Such calculated fair value has been charged in its entirety to the research and development expense line item in the accompanying consolidated statement of operations for this grant as of April 30, 2009. These stock option grants have been classified as equity instruments, and as such, a corresponding increase of $121 has been reflected in additional paid-in capital in the accompanying consolidated balance sheet as of April 30, 2009.

(8) Accrued Liabilities

Accrued liabilities consist of the following at April 30:

                                            2011          2010
                                          --------    --------
Contingently payable acquisition
   purchase price (See Note 2)            $     56    $    788
Payroll, including vacation                    331         334
Commissions                                    125         130
Bonuses                                        148         275
Other                                          180         211
                                          --------    --------
                                          $    840    $  1,738
                                          ========    ========

(9) Commitments and contingencies

Leases

The Company and its subsidiaries occupy various facilities and operate various equipment under operating lease arrangements. Rent charged to operations pursuant to such operating leases amounted to approximately $655 in 2011, $654 in 2010 and $561 in 2009.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2011 are as follows:

Year ending April 30:
2012                                 $      272
2013                                        352
2014                                        365
2015                                        374
2016                                        368
Thereafter                                  147
                                     ___________
                                     $    1,878
                                         =======

Purchases

At April 30, 2011, the Company had open purchase orders outstanding totaling $3.1 million primarily for inventory items to be delivered in the first six months of fiscal 2012. These purchase orders are cancelable.

License Agreements

The Company has entered into certain licensing agreements with varying terms and conditions. The Company is obligated to pay royalties on certain of these agreements. Royalties charged to operations pursuant to such agreements amounted to approximately $93 in 2011, $131 in 2010 and $160 in 2009.

Legal Proceedings

The Company is not involved in any claim or legal action.

(10) Employee Benefit Plan

The Company has a defined contribution plan (the Plan) which is available to all qualified employees. Employees may elect to contribute a portion of their compensation to the Plan, subject to certain limitations. The Company contributes a percentage of the employee's contribution, subject to a maximum of 4.5 percent. The Company's matching contributions aggregated approximately $301, $307 and $249 in 2011, 2010 and 2009, respectively.

(11) Revenues by Geographic Location


The Company operates in one business segment and develops, manufactures and markets a variety of memory systems for use with servers and workstations which are manufactured by various companies. Revenues, total assets and long lived assets for 2011, 2010 and 2009 by geographic region is as follows:

                          United   Europe    Other*  Consolidated
                          States
                         _______  _______   ______   ____________

April 30, 2011
  Revenues             $  37,400 $  6,481   $ 2,966     $  46,847
  Total assets         $  14,783 $     37   $     0     $  14,820
  Long lived assets    $   4,256 $      0   $     0     $   4,256

April 30, 2010
  Revenues             $  35,566 $  4,484   $ 3,970     $  44,020
  Total assets         $  17,511 $    133   $     9     $  17,653
  Long lived assets    $   2,738 $      0   $     0     $   2,738

April 30, 2009
  Revenues             $  19,088 $  4,793   $ 2,016     $  25,897
  Total assets         $  24,416 $    106   $    33     $  24,555
  Long lived assets    $   2,604 $      0   $     0     $   2,604

*Principally Asia Pacific Region

(12) Quarterly Financial Data (Unaudited)


                                               Quarter Ended
                               ____________________________________________
Fiscal 2011                    July 31   October 31   January 31   April 30
___________                    _______   __________   __________   ________

Revenues                       $12,744      $10,949      $11,873    $11,281
Gross profit                     3,123        2,413        2,903      2,631
Net loss                        (1,239)      (1,715)        (839)      (841)
Net loss per basic and
diluted common share              (.14)        (.19)        (.09)      (.09)



                                               Quarter Ended
                               ____________________________________________
Fiscal 2010                    July 31   October 31   January 31   April 30
___________                    _______   __________   __________   ________

Revenues                       $ 9,190      $10,673      $12,284    $11,873
Gross profit                     2,535        2,737        3,385      2,955
Net loss                          (978)      (1,616)      (6,538)    (1,611)
Net loss per basic and
diluted common share              (.11)        (.18)        (.74)      (.18)
                               ____________________________________________


Earnings (loss) per share is calculated independently for each quarter and, therefore, may not equal the total for the year.

         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors and Stockholders
Dataram Corporation


We have audited the accompanying consolidated balance sheets of Dataram Corporation and Subsidiaries as of April 30, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended April 30, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dataram Corporation and Subsidiaries as of April 30, 2011 and 2010, and their results of operations and cash flows for each of the years in the three-year period ended April 30, 2011 in conformity with accounting principles generally accepted in the United States of America.


J.H. Cohn LLP
Roseland, New Jersey
July 28, 2011


Selected Financial Data
(Not covered by Independent Registered Public Accounting Firm's Reports) (In thousands, except per share amounts)

Years Ended April 30,        2011       2010       2009       2008      2007
______________________       ____       ____       ____       ____      ____

Revenues                  $ 46,847  $ 44,020   $ 25,897   $ 30,893  $ 38,404
Net earnings (loss)         (4,634)  (10,743)    (3,135)     1,608       770
Basic earnings (loss)
per share                     (.52)    (1.21)      (.35)       .18       .09
Diluted earnings (loss)
per share                     (.52)    (1.21)      (.35)       .18       .09
Current assets              10,564    14,810     18,533     24,865    23,893
Total assets                14,820    17,653     24,555     26,110    25,905
Current liabilities          7,439     6,261      3,075      2,491     2,573
Total stockholders'
equity                       7,381    11,392     21,099     23,619    23,332
Cash dividends paid              -         -          -      2,114     2,055

DIRECTORS AND CORPORATE OFFICERS

Directors

John H. Freeman
President and Chief Executive Officer
of Dataram Corporation

Thomas A. Majewski*
Principal, Walden Inc.

Roger C. Cady*
Principal, Arcadia Associates

Rose Ann Giordano*
President, Thomis Partners

*Member of audit committee


Corporate Officers

John H. Freeman
President and Chief Executive Officer

Mark E. Maddocks
Vice President, Finance and
Chief Financial Officer

Jeffrey H. Duncan
Vice President of Manufacturing
and Engineering

David A. Sheerr
General Manager, Micro Memory Bank

Anthony M. Lougee
Controller

Thomas J. Bitar
Secretary
Member, Dillon, Bitar & Luther, L.L.C.


Corporate Headquarters

Dataram Corporation
777 Alexander Park
Princeton, NJ  08540
609-799-0071

Auditors

J.H. COHN LLP
Roseland, NJ

General Counsel

Dillon, Bitar & Luther, L.L.C.
Morristown, NJ

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Transfer Agent and Registrar

American Stock Transfer and Trust Company
10150 Mallard Creek Drive
Suite 307
Charlotte, NC  28262

Stock Listing

Dataram's common stock is listed on
the NASDAQ with the trading symbol DRAM.

Annual Meeting

The annual meeting of shareholders
will be held on Thursday, September 22,
2011, at 2:00 p.m. at Dataram's
corporate headquarters at:
777 Alexander Park
Princeton, NJ  08540

Form 10-K

A copy of the Company's Annual Report
on Form 10-K filed with the Securities
& Exchange Commission is available
without charge to shareholders.

Address requests to:

Vice President, Finance
Dataram Corporation
777 Alexander Park
Princeton, NJ  08543

Corporate Headquarters
Dataram Corporation
777 Alexander Park
Princeton, NJ  08540
Toll Free: 800-DATARAM
Phone: 609-799-0071
Fax: 609-799-6734
www.dataram.com















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